Matthew A. Swendiman Direct:513.629.2750 mswendiman@graydon.com	November 22, 2013

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Monteagle Funds (the “Trust”) (File Nos. 811-08529 and 333-41461)

Dear Ladies and Gentlemen:

On November 1, 2013, the Trust filed Post-Effective Amendment No. 46 on Form N-1A (the “Amendment”). The Amendment serves as the Trust’s annual update to the registration statement, and also updates certain disclosures to conform to previous comments provided by the Staff. A blackline comparing the Amendment to the previous year’s annual update (filed as Post-Effective Amendment No. 41 on December 28, 2012) is being filed as correspondence for the Staff’s reference.

If you should have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2750. Thank you in advance for your consideration.

Very truly yours,

/s/ Matthew A. Swendiman

Matthew A. Swendiman,
On behalf of the Monteagle Funds

cc:	Ms. Anu Dubey
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Mr. Paul Ordonio
Monteagle Funds
2506 Winford Avenue
Nashville, TN 37211